UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: November 19, 2013

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Assets	Note	As of September 30, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalents		104,387,082	235,686,597
Other financial assets, current	5	24,883,963	68,166,868
Other non-financial assets, current		17,212,021	9,909,052
Trade receivables and other receivables	6	466,157,549	497,887,082
Receivables from related entities, current		11,662,423	65,437,681
Inventory	8	1,011,583,973	910,842,267
Current tax assets		29,404,993	30,872.148
Current assets held for sale	19	857,015,012	849,071,317

Total current assets		2,522,307,016	2,667,873,012

Non-current assets
Other financial assets, non-current	5	38,123,241	41,007,224
Other non-financial assets, non-current		38,881,766	38,279,332
Trade receivable and other receivables, non-current	6	25,997,402	25,923,632
Equity method investment		44,008,475	42,260,401
Intangible assets other than goodwill	9	346,750,927	337,985,997
Goodwill	9	1,663,844,788	1,721,554,631
Property, plant and equipment	10	3,097,699,599	3,132,992,859
Investment property	11	1,494,022,617	1,471,343,789
Non-current tax assente		19,036,941	3,949,333
Deferred income tax assets		271,182,851	239,244,568

Total non-current assets		7,039,548,607	7,054,541,,766

Total assets		9,561,855,623	9,722,414,778

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Net equity and liabilities	Note	As of September 30, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	12	415,171,154	1,038,630,281
Trade payables and other payables		1,590,709,372	1,856,821,564
Payables to related entities, current		810,964	974,469
Provisions and other liabilities	13	24,568,186	22,764,052
Current income tax liabilities		51,782,687	45,851,592
Current provision for employee benefits		102,985,904	76,266,201
Other non-financial liabilities, current		39,043,474	84,316,560
Current liabilities head for sale	19	663,831,184	618,828,938

Total current liabilities		2,888,902,025	3,744,453,657

Non-current liabilities
Other financial liabilities,	12	1,907,892,532	1,932,373,907
Trade accounts payables		9,005,086	7,410,802
Provisions and other liabilities	13	109,398,196	111,321,038
Deferred income tax liabilities		452,519,502	443,734,331
Income tax liabilities, non current		—	—
Other non-financial liabilities, non-current		68,850,523	70,909,299

Total non-current liabilities		2,547,665,839	2,565,749,377

Total liabilities		5,436,568,764	6,310,203,034

Net equity
Paid-in capital	14	2,321,380,936	1,551,811,762
Retained earnings		1,925,054,208	1,866,745,697
Issuance premium		526,633,344	477,341,095
Other reserves		(649,017,632)	(484,364,409)

Net equity attributable to controlling shareholders		4,124,050,856	3,411,534,145

Non-controlling interest		1,236,003	677,599

Total net equity		4,125,286,859	3,412,211,744

Total net equity and liabilities		9,561,855,623	9,722,414,778

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of income by function

		For the month period ended September 30,
Statement of integral income	Note	01/01/13- 30/09/13	01/01/12- 30/09/12
		ThCh$	ThCh$
Revenues from ordinary activities	16	7,279,663,202	6,364,231,970
Cost of sales	15	(5,298,920,421)	(4,641,686,719)

Gross margin		1,980,742,781	1,722,545,251

Other income by function	15	44,201,910	61,926,818
Distribution cost	15	(17,279,076)	(14,544,158)
Administrative expenses	15	(1,596,029,774)	(1,337,397,061)
Other expenses by function	15	(116,724,467)	(97,883,096)
Other gain (losses), net	15	10,301,871	(8,307,104)
Gain (losses) operational activities		305,213,245	326,340,650
Financial income	15	4,290,301	6,784,883
Financial expenses	15	(162,525,028)	(117,916,720)
(Losses) from indexation	15	(11,740,795)	(16,268,875)
Exchange differences	15	(24,355,669)	(707,940)
Participation in profit or loss of equity method associates		3,979,529	3,486,895

Profit before tax		114,861,583	201,718,893
Income tax charge		(62,232,992)	(68,589,164)

Profit from ongoing operations		52,628,591	133,129,729

Profit from discontinued operations		19,682,218	27,360,641

Profit from operations		72,310,809	160,490,370

Profit attributable to controlling shareholders		71,843,755	157,082,263
Profit attributable to non–controlling shareholders		467,054	3,408,107

Net income		72,310,809	160,490,370

Earnings per share
Basic earnings per share		26.6	70.9
Diluted earnings per share		26.4	70.2

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of comprehensive income by function

	For the month period ended September 30,
	01/01/13- 30/09/13	01/01/12- 30/09/12
	ThCh$	ThCh$
Net income	72,310,809	160,490,370
Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(159,369,012)	(271,558,654)
Cash flow hedge	(10,290,696)	12,611,753
Income tax related to cash flow hedge presented in other comprehensive income	(2,058,139)	(2,522,351)

Total other comprehensive income and expense	(167,601,569)	(261,469,252)

Total comprehensive income and expense	(95,290,760)	(100,978,882)

Comprehensive income and expense attributable to controlling shareholders	(95,849,164)	(96,285,115)
Non-controlling shareholders	558,404	(4,693,767)

Total comprehensive income and expense	(95,290,760)	(100,978,882)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity For the nine-months period ended September 30, 2013

Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Reserves based payments	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(462,497,572)	23,315,468	6,892,685	(52,074,990)	(484,364,409)	1,866,745,697	3,411,534,145	677,599	3,412,211,744

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	71,843,755	71,843,755	467,054	72,310,809
Other comprehensive income	—	—	(159,460,362)	(8,232,557)	—	—	(167,692,919)		(167,692,919)	91,350	(167,601,569)

Total Comprehensive income	—	—	(159,460,362)	(8,232,557)	—	—	(167,692,919)	71,843,755	(95,849,164)	558,404	(95,290,760)

Share issuance	769,569,174	49,292,249	—	—	—	—			818,861,423		818,861,423

Dividends	—	—	—	—	—	—	—	(13,535,244)	(13,535,214)		(13,535,214)
Stock option					3,039,696	—	3,039,696	—	3,039,696	—	3,039,696
Decrease due to changes in ownership interest without a loss	—	—	—	—

Total transactions with of control owners	769,569,174	49,292,249	—	—	3,039,696	—	(164,653,223)	(13,535,244	808,365,905	—	808,365,905

Total Changes in equity	769,569,174	49,292,249	(159,460,362)	(8,232,557)	3,039,696	—	(164,653,223)	58,308,511	712,516,711	558,404	713,075,145

Ending balance, as of September 30, 2012	2,321,380,936	526,633,344	(621,957,934)	15,082,911	9,932,381	(52,074,990)	(649,017,632)	1,925,054,208	4,124,650,856	1,236,003	4,125,286,859

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity

For the year ended December 31, 2012

Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Reserves based payments	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2013	927,804,431	477,341,095	(233,050,928)	9,825,606	4,595,125	15,907,719	(202,722,478)	1,672,499,973	2,874,923,021	87,750,295	2,962,673,316

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	157,082,263	157,082,263	3,408,107	160,490,370
Other comprehensive income	—	—	(263,456,780)	10,089,402	—	—	(253,367,378)		(253,367,378)	(8,101,879)	(261,469,252)

Total Comprehensive income	—	—	(263,456,780)	10,089,402	—	—	(253,367,378)	157,082,263	(96,285,115)	(4,693,767)	(100,978,882)

Share issuance	864,000,000	(239,992,669)	—	—	—	—		—	624,007,331		624,007,331
Dividends	—	—	—	—				(39,248,731)	(39,248,731)		(39,248,731)
Variation through transfers and other changes					—	—	—		—		—
Option (call-put)						92,991,292	92,991,292		92,991,292		92,991,292
Stock option					1,723,172		1,723,172	—	1,723,172-		1,723,172
Other increase (decrease)					—	—	—		—		—

Decrease due to changes in ownership interest without a loss	—	—	—	—	—	(160,974,000)	(160,974,000)	—	(160,974,000)	(81,719,129)	(242,693,129)

Total transactions with of control owners	864,000,000	(239,992,669)	—	—	1,723,172	(67,982,708)	(194,767,908)	(39,248,731)	518,499,064	(81,719,129)	436,779,935

Total Changes in equity	864,000,000	(239,992,669)	(263,456,780)	10,089,402	1,723,172	(67,982,708)	(319,626,914)	117,833,532	422,213,949	(86,412,896)	335,801,053

Ending balance, as of September 30, 2012	1,791,804,431	237,348,426	(496,507,708)	19,915,008	6,318,297	(52,074,989)	(522,349,392)	1,790,333,505	3,297,136,970	1,337,399	3,298,474,369

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the month period ended September 30,
	2013	2012
	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services	8,809,170,845	7,540,857,752
Proceeds from royalties, installments, commissions and other ordinary activities	7,506,546	944,077
Receipts from premiums and claimas, annuities and other Policy benefits underwritten	523	—
Other operating activity revenue	9,538,105	9,293,618
Types of payments
Payments to suppliers for supply of goods & services	(7,188,148,559)	(6,058,163,375)
Payments to and on behalf of personnel	(933,967,130)	(811,764,451)
Other operating payments	(513,712,921)	(377,064,705)
Net cash flow from operating	125,225,267	304,102,916
Interest paid	(1,228,685)	(7,261,105)
Interest received	2,506,295	1,508,134
Taxes paid	(50,848,792)	(56,770,449)
Other cash inflows	7,096,982	11,698,504

Net cash flow from operating activities	82,751,087	253,278,000

Cash flows from (used in) investment activities
Acquisition of subsidiaries	—	(362,082,746)
Proceeds from sales of property, plant & equipment	832,204	14,306,034
Purchases of property, plant & equipment	(249,864,298)	(435,715,647)
Purchases of intangible assets	(17,597,973)	(7,330,946)
Dividends received	1,220,125	905,541
Interest received	2,482,980	2,075,895
Other financial assets-mutual funds	43,283,840	2,607,733

Net cash flow (used in) investment activities	(219,643,122)	(785,234,136)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests
Proceeds from paid in capital	818,871,267	632,987,359

Proceeds from borrowing at long–term	67,394,689	433,559,458
Proceeds from borrowing at short–term	3,411,865,816	1,900,932,039

Total loan proceeds from borrowing	3,479,260,505	2,334,491,497

Proceeds from related entities	62,241,187	48,838,600
Repayments of borrowing	(4,147,169,156)	(2,334,615,691)
Dividends paid	(58,269,234)	(53,259,383)
Interest paid	(145,159,672)	(137,891,217)
Other cash outflows	(9,845)	(8,980,028)

Net cash flow from financing activities	9,765,052	481,571,137

Net decrease in cash and cash equivalents before the effect of variations
Effects of variations in the exchange rate on cash and cash equivalents	(4,172,532)	(736,554)

Net increase in cash and cash equivalents	(131,299,515)	(49,648,445)
Cash and cash equivalents at the beginning of the year	235,686,597	142,469,296

Cash and cash equivalents at the end of the period	104,387,082	92,820,851

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 7,279,663,202 for the period of nine months ended September 30, 2013.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services. The Company serves to the retail consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement its main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

Major shareholders as of September 30, 2013	Shares	Interest

Inversiones Quinchamali Limitada	581,754,802	20,566%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	138,127,169	4.883%
Banco Itaú third-party accounts	121,418,280	4.292%
Banco de Chile third-party accounts	120,670,443	4.266%
Paulmann Kemna Horst	70,336,573	2.487%
Fondo de Pendiones Provida C	56,826,301	2.009%
Fondo de Pensiones Habitat C	49,347,697	1.745%
BanChile Corredores de Bolsa S.A.	39,347,302	1.391%
Fondo de Pensiones Provida B	38,552,022	1.363%
Fondo de Pensiones Capital C	35,279,975	1.247%
Other Shareholders	568,360,388	20.093%

Total	2,828,723,963	100%

The Cencosud Group is controlled by the Paulmann family (60.313% ownership interest).

Interest of Paulmann family as of September 30, 2013	Interest
%
Inversiones Quinchamalí Limitada	20.566
Inversiones Latadía Limitada	19.473
Inversiones Tano Limitada	16.187
Paulmann Kemna Horst	2.487
Manfred Paulmann Koepfer	0.492
Peter Paulmann Koepfer	0.498
Heike Paulmann Koepfer	0.492
Helga Koepfer Schoebitz	0.115
Inversiones Alpa Limitada	0.006

Total	60.313

This condensed consolidated interim financial information was approved for issue on November 15, 2013.

This condensed consolidated interim financial information is unaudited.

Note 2—Summary of the main accounting policies

2.1 Basis of preparation

This condensed consolidated interim financial information for the nine months ended September 30, 2013 and December 31, 2012 has been prepared in accordance with IAS 34, “Interim financial reporting.” The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Regarding the bussines combination with Carrefour, as of September 30, 2013 the company is still in the measurement period, so has retrospectively adjusted the provisional amounts recognized at the acquisition date to December 31, 2012. (See Note 9).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2013, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2013 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income before tax.

Note 3—Risk management policies

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

On September 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties. The accounting effects of this decision are recognized in equity under “other reserves.”

There have been no changes in the risk management policies and procedures since year end.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of September 30, 2013 and December 31, 2012 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the nine following levels:

Level I: Quoted values or prices in active markets for directly observable and identical assets and liabilities.

Level II: Inputs from valuation sources other than those derived from quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process involves internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of September 30, 2013

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	5	12,462,373	100
	Derivatives	Derivatives at fair value with changes in results	5	37,404	100
		Call option (call)
	Other financial Instrument	Shares	5	12,384,186	100
		Highly liquid financial instruments	5	184,603	100

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	—	32,343,335				100
		Bank balances	—	68,674,590				100
		Short-term deposits	—	3,369,157				100
	Receivables	Credit card and trade receivables, net	6	492,154,951				100
	Receivables from related entities	Receivables from related entities, current	—	11,662,423				100
	Tax assets	Tax assets, current	—	29,404,992				100
Assets held for sale	Non-current assets classified as held for sale		19	857,015,012				100
Financial liabilities and payables	Bank loans	Current	12	342,744,816				100
		Non-Current	12	199,388,110				100
	Bonds payable	Current	12	21,019,439				100
		Non-Current	12	1,629,586,359				100
	Other loans (lease)	Current	12	5,035,637				100
		Non-Current		21,340,190				100
	Deposits and savings Accounts	Current		520,655				100
		Non-Current	12					100
	Debt purchase Bretas	Current	12	29,084,199				100
		Non-Current	12	47,181,080
	Letters of credit	Non-Current	12	9,596,994				100
	Deposit and other	Current	12	13,034,137
	Demand
	Deposits	Current	12	—
	Trade payables	Current		1,447,955,339				100
		Non-Current		9,005,986				100
	Withholding taxes	Current		142,388,313				100
	Lease liabilities	Current
	Other payables	Current		365,720				100
	Payables to related entities	Current		810,964				100
	Tax liabilities	Current		51,782,687	—			100
		Non-Current		452,519,502,	—			100
	Payables	Payables
	Other financial liabilities	Cross currency swaps		7,624,595	100
Liabilities held for sale	Non-current liabilities classified as held for sale		19	663,831,184				100
Hedges	Hedging derivatives	Cash flow hedging liabilities		(18,737,155)	100
		Fair value hedging liabilities		23,269,225	100
		Cash flow hedging assets	5	25,837,638	100
		Fair values hedging assets	5	12,101,000	100

December 2012

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	5	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	5	2,946,670		100
		Call option (call)		36,469	100
	Other financial Instrument	Shares	5	852,289	100
		Highly liquid financial instruments	5

Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances		53,084,890				100
		Bank balances		162,788,886				100
		Short-term deposits		19,812,821				100
	Receivables	Credit card and trade receivables, net	6	523,810,714				100
	Receivables from related entities	Receivables from related entities, current		65,437,681				100
	Tax assets	Tax assets, current		30,872,148				100
Assets held for sale	Non-current assets classified as held for sale		19	849,071,317				100
Financial liabilities and payables	Bank loans	Current	12	949,732,482				100
		Non-Current	12	202,980,107				100
	Bonds payable	Current	12	17,006,381				100
		Non-Current	12	1,612,018,377				100
	Other loans (lease)	Current	12	5,453,350				100
		Non-Current		25,683,325				100
	Deposits and savings Accounts	Current		—				100
		Non-Current	12	—				100
	Debt purchase Bretas	Current	12	27,452,688				100
		Non-Current		71,907,667
	Letters of credit	Non-Current	12	10,209,850				100
	Deposit and other Demand			29,115,523
	Deposits	Current	12
	Trade payables	Current		1,682,158,396				100
		Non-Current		7,410,802				100
	Withholding taxes	Current		174,335,670				100
	Lease liabilities	Current						100
	Other payables	Current		327,498				100
	Payables to related entities	Current		974,469				100
	Tax liabilities	Current						100
	Payables	Payables		—				100
	Other financial liabilities	Cross currency swaps		45,851,592		100
Liabilities held for sale	Non-current liabilities classified as held for sale		19	618,828,938				100
Hedges	Hedging derivatives	Cash flow hedging liabilities		7,518,990		100
		Fair value hedging liabilities		4,300,853		100
		Cash flow hedging assets	5	23,735,101		100
		Fair values hedging assets	5	16,419,834		100

Instruments classified as Level II consist mainly of interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant processes employed made by management in applying the group’s accounting policies and the key sources of uncertainty with regard to estimation were the same as those that applied to the consolidated financial statements for the perioded ended September 30, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes.

Note 5—Other financial assets, current and non current

The composition of this item as of September 30, 2013 and December 31, 2012 is as follows:

Other financial assets, current	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Shares	37,404	36,469
Mutual Funds Shares (*)	12,462,373	65,183,729
Derivatives at fair value through profit and loss	—	2,946,670
Highly liquid financial instruments	12,384,186	—

Total other financial assets, current	24,883,963	68,166,868

Other financial assets, non-current	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Derivatives at fair value through profit and loss	—	—
Hedging derivatives	37,938,638	40,154,935
Financial investments Long term	184,603	852,289
Total other financial assets, non-current	38,123,241	41,007,224

(*)	Mutual Funds shares are mainly fixed rate investments.

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of September 30, 2013 and December 31, 2012 are as follows:

Trade receivables and other receivables, net, current	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, current	143,150,674	149,245,256
Credit card receivables net, current	41,606,424	29,519,239
Other receivables, net, current	280,830,126	318,481,695
Letters of credit loans	570,325	640,892
Consumer installment credit (Banco Paris)	—	—

Total	466,157,549	497,887,082

Trade receivables and other receivables, net, non-current	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, non current	197,852	219,025
Other receivables, net, non current	14,411,363	13,767,953
Letters of credit loans	11,388,187	11,936,654
Consumer installment credit (Banco Paris)	—

Total	25,997,402	25,923,632

Trade receivables and other receivables close to maturity	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past due less than three months	326,447,709	380,176,450
Past due between three and six months	50,789,983	29,975,306
Past due between six and twelve months	50,889,019	64,807,782
Past due in more than twelve months	25,997,402	25,923,632

Total	454,124,113	500,883,170

The maturity of past due trade receivables as of September 30, 2013 and December 31, 2012 is as follows:

Trade receivables past due but not impaired	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past due in less than three months	47,194,712	31,456,683
Past due between three and six months	4,745,212	6,823,628
Past due between six and twelve months	6,840,439	8,450,498
Past due in more than twelve months	14,361,320	9,624,771

Total	73,141,683	56,355,580

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Initial balance	33,428,036	31,334,547
Increase in reserve	18,984,959	24,184,611
Increase for business combination	—	2,172,569
Reserve uses	(13,936,098)	(12,691,216)
Decreases in reserve	(3,366,052)	(11,572,475)

Total	35,110,845	33,428,036

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

“On June 17, 2013 Itaú Unibanco Holding SA and Cencosud SA, signed a Memorandum of Understanding (hereinafter “MOU”) to jointly develop retail finance business in Chile and in Argentina (hereinafter jurisdictions). The MoU provides for an exclusivity period of ninety days, renewable for an equal period, to the negotiation of definitive agreements. This process includes the due diligence of the business in order to finalize with the main commercial terms of the definitive agreements, as follows: i) within the association for 15 years, renewable by agreement of the parties, ii) legal structure of association in which the local branch of Utau Unibanco Holding SA will hold 51% and a local subsidiary of Cencosud SA will own the remaining 49% iii) payment to Cencosud SA, for both jurisdictions (Chile and Argentina), for a price of approximately US$ 307 million (subject to certain adjustments) and the funding of the actual and future account receivable portfolio from Itaú Unibanco Holding SA or any subsidiary limited by the local regulations permits. Currently, the loan portfolios or account receivables of both jurisdictions are approximately a total of 1,300 million dollars. The realization of the transaction is subject to regulatory approval from Chile, and Argentina and Brazil respectively.”

At September 30, 2013 Cencosud SA proceeded to apply IFRS 5 “Non-current assets classified as held for sale”, exposing financial retail operations, both Chile and Argentina; separately in the financial statements. See note 19.

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in Articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of September 30, 2013 is comprised of the following people:

Board of Directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Richard Buchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura	Director	Engineer

Key management of the Company as of September 30, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Real Estate and Projects Managing Director	Civil Engineer
Rodrigo Larraín	Shopping Centers Managing Director	Industrial Engineer

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 26, 2013, set the following amounts for the 2013 period:

•	Fees paid for attending Board sessions: payment of UF 300 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year.

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 100 for each session they attend.

The details of the amount paid to Directors for the nine-month periods ended September 30, 2013, and September 30, 2012, is as follows:

		For the period ended September 30,
Name	Role	2013	2012
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	105,455	76,740
Heike Paulmann Koepfer	Director	52,728	43,588
Peter Paulmann Koepfer	Director	52,728	38,368
Cristián Eyzaguirre Johnston	Director	58,853	51,157
Roberto Oscar Philipps	Director	70,334	51,157
Sven von Appen Behmann	Director	18,283	38,368
Erasmo Wong Lu Vega	Director	52,728	38,368
David Gallagher Patrickson	Director	70,334	51,157
Julio Moura Neto	Director	52,728	38,368
Richard Buchi Buc	Director	45,927	—

Total		580,098	427,271

7.3 Compensation paid to senior management

	For the period ended September 30,
Key management compensation	2013	2012
	ThCh$	ThCh$
Salary and other short term employee benefits	4,671,461	4,495,000
Share-based payments	788,940	328,544

Total	5,460,401	4,823,544

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the Company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

NOTE 8—Inventory

The composition of this item as of December 31, 2012 and September 30, 2013 is as follows:

Inventory category	As of September 30, 2013	As of December 31, 2012
	ThCh$	ThCh$
Raw materials	5,638,415	5,591,904
Goods	1,071,890,173	973,525,829
Finished goods	252,425	284,640
Provisions	(66,197,040)	(68,560,106)

Total	1,011,583,973	910,842,267

The composition of inventories by business as of September 30, 2013 and December 31, 2012 is as follows:

	As of September 30, 2013
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	1,683,576	3,954,839	—	5,638,415
Goods	175,314,852	609,485,307	220,892,974	1,005,693,133
Finished goods	—	252,425	—	252,425

Total	176,998,428	613,692,571	220,892,974	1,011,583,973

	As of December 31, 2012
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,498,464	3,093,440	—	5,591,904
Goods	138,647,647	570,884,100	195,433,976	904,965,723
Finished goods	24,893	259,747	—	284,640

Total	141,171,004	574,237,287	195,433,976	910,842,267

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories at September 30, 2013 and December 31, 2012 to its fair value less selling costs is as follows:

	Inventories at net realizable as of
Inventories al net realizable	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Inventory	39,750,057	43,659,617

Total	39,750,057	43,659,617

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of June 30, 2013 and December 31, 2012 is as follows:

	As of
Intangibles assets other than goodwill, net	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, net	84,339,987	70,975,716
Indefinite life intangible assets, net	262,410,940	267,010,281

Intangible assets, net	346,750,927	337,985,997

Patents, Trademarks and other rights, net	262,410,940	267,010,281
Software (IT)	52,540,655	37,204,920
Other identifiable intangible assets, net	31,799,332	33,770,796

Identifiable intangible assets, net	346,750,927	337,985,997

Intangibles assets other than goodwill, gross	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, gross	153,295,112	129,628,805
Indefinite life intangible assets, gross	262,410,940	267,010,281

Intangible assets, gross	415,706,052	396,639,086

Patents, trade marks and other rights, gross	262,410,940	267,010,281
Software (IT)	107,665,396	83,268,305
Other identifiable intangible assets, gross	45,629,716	46,360,500

Identifiable intangible assets, gross	415,706,052	396,639,086

Accumulated amortization and value impairment	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets	(68,955,125)	(58,653,089)
Indefinite life intangible assets	—	—

Intangible assets, gross	(68,955,125)	(58,653,089)

Software (IT)	(55,124,741)	(46,063,385)
Other identifiable intangible assets	(13,830,384)	(12,589,704)

Accumulated amortization and value impairment	(68,955,125)	(58,653,089)

Other identifiable intangible assets mainly correspond to customer’s database.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The detail of the useful lives of intangible assets as of September, 2013 and December 31, 2012 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, trademarks and other rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable intangible assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of September 30, 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2013	Book Value 2012	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	326,363,010	Indefinite	Chile	Department stores
Johnson“s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	29,287,503	29,451280	Indefinite	Peru	Supermarkets
Metro Brand	63,900,006	54,257,337	Indefinite	Peru	Supermarkets
Bretas License	18,996,240	19,601,228	Indefinite	Brazil	Supermarkets
Perini Brand	850,581	877,723	Indefinite	Brazil	Supermarkets
Prezunic Brand	12,949,085	17,282,168	Indefinite	Brazil	Supermarkets

Total	262,410,940	473,505,058

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The Company intends to maintain these brandsand consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to obsolescence from technological or other causes.

9.2 Goodwill

ID (Unique tax number)	Company	Country	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	September 30, 2013
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	206,973	—	(22,476)	184,497
—	Blaisten S.A.	Argentina	4,336,164	—	(390,829)	3,945,335
—	E Wong S.A.	Peru	2,795,420	—	(100,733)	2,694,687
—	Metro Inmobiliaria S.A.	Peru	1,531,285	—	(55,180)	1,476,105
—	Mercantil Pizarro	Peru	2,988,959	—	(107,708)	2,881,251
—	Supermercados El Centro	Peru	3,834,782	—	(138,187)	3,696,595
—	Inmobiliaria Los Alamos S.A.C.	Peru	220,246	—	(7,937)	212,309
—	GSW S.A.	Peru	237,707,921	—	(8,565,824)	229,142,097
—	Gbarbosa Holding LLC	Brazil	157,044,081	—	(5,617,802)	151,426,279
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,915,356	—	(282,956)	7,632,400
—	Super Família Comercial de Alimentos Ltda.	Brazil	10,270,117	—	(367,133)	9,902,984
—	Perini Comercial de Alimentos Ltda.	Brazil	5,954,883	—	(212,874)	5,742,009
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	245,685,946	—	(8,782,713)	236,903,233
—	Prezunic Comercial Ltda.	Brazil	159,460,663	—	(5,700,421)	153,760,242
—	Grandes Superficies de Colombia S.A.	Colombia	635,222,957	—	(27,357,070)	607,865,887
76.193.360-4	Umbrale S.A.	Chile	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	Chile	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013	—	—	1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592	—	—	11,530,592

Total			1,721,554,631	—	(57,709,843)	1,663,844,788

ID (Unique tax number)	Company	Country	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	255,783		(48,810)	206,973
—	Blaisten S.A.	Argentina	5,358,698		(1,022,534)	4,336,164
—	E Wong S.A.	Peru	2,871,490		(76,070)	2,795,420
—	Metro Inmobiliaria S.A.	Peru	1,572,955		(41,670)	1,531,285
—	Mercantil Pizarro	Peru	3,070,295		(81,336)	2,988,959
—	Supermercados El Centro	Peru	3,939,136		(104,354)	3,834,782
—	Inmobiliaria Los Alamos S.A.C.	Peru	226,239		(5,993)	220,246
—	GSW S.A.	Peru	244,176,508		(6,468,587)	237,707,921
—	Gbarbosa Holding LLC	Brazil	186,076,300		(29,032,219)	157,044,081
—	Mercantil Rodríguez Comercial Ltda.	Brazil	9,372,242		(1,456,886)	7,915,356
—	Super Família Comercial de Alimentos Ltda.	Brazil	12,160,417		(1,890,300)	10,270,117
—	Perini Comercial de Alimentos Ltda.	Brazil	7,050,928		(1,096,045)	5,954,883
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	290,799,233		(45,113,287)	245,685,946
—	Prezunic Comercial Ltda.	Brazil	—	188,220,315	(28,759,652)	159,460,663
—	Grandes Superficies de Colombia S.A.	Colombia	—	604,704,029	30,518,928	635,227,957
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,013,309,102	792,924,344	(84,678,815)	1,721,554,631

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of September 30, 2013 and December 31, 2012:

	As of,
Goodwill per segment and country	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	184,497	206,973
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	565,367,147	586,331,046
Supermarkets—Perú	240,103,044	249,078,613
Supermarkets—Colombia	607,865,887	635,222,957
Home Improvement—Argentina	3,945,335	4,336,164
Home Improvement—Chile	1,227,458	1,227,458
Department Stores—Chile	138,159,463	138,159,463

Total	1,663,844,788	1,721,554,631

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment tests, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394)

All the expenses related to this transaction have been recorded in the income statements of the company

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. Net sales of the chain in the last twelve months totaled about US$ 2,1 million. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator.

The Company is in the process of determining the fair value measurements of assets and liabilities so the purchase price allocation presented below is preliminary. Accounting to IFRS 3, the Company must conclude this process within one year following the adquisition date.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other non financial assets, current	—	2,660,494	2,660,494
Trade debtors and other accounts receivables	(1,506,425)	35,542,344	37,048,769
Cuentas por cobrar a entidades relacionadas		74,099	74,099
Inventories	(15,919,318)	94,035,892	109,955,210
Current tax assets	—	8,016,441	8,016,441

Total current assets	(17,425,743)	147,466,756	164,892,499

Non-current assets
Other non financial assets, non current		7,280	7,280
Intangible assets other than goodwill	386,983	7,683,660	7,296,677
Goodwill	(26,618,046)	—	(26,618,046)
Property, plant and equipment	232,017,809	722,437,171	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	11,576,454	43,830,321	32,253,867

Total non-current assets	217,363,200	797,453,857	580,090,657

Total assets	199,937,457	944,920,613	744,986,156

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	4,501,615	185,123,749	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	1,888,978	4,692,563	2,803,585
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	6,390,593	279,006,330	272,615,737

Non current Liabilities
Other financial liabilities, non-current		9,049,564	9,049,564
Non-current liabilities		14,538,258	14,538,258
Other long term provisions		713,260	713,260
Deferred income tax liabilities	70,844,360	78,388,691	7,544,331

Total non-current liabilities	70,844,360	102,689,773	31,845,413

Total liabilities	77,234,953	381,696,103	304,461,150

Net Equity and liabilities	Final allocation of consideration transferred	Preliminary allocation of consideration transfered
		ThCh$

Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512

Net equity attributable to equity instrument holders:
Net of controlling entity		440,522,006

Net equity and liabilities		744,983,156

Net Assets	563,224,510
Price Paid	1,171,090,394
Goodwill	607,865,884
Accumulated exchange difference
Goodwill as of September 30, 2013	607,865,884

Note 10—Property, plant and equipment

10.1 The composition of this item as of September 30, 2013 and December 31, 2012 is as follows:

	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	213,797,201	276,478,922
Land	766,644,304	793,867,425
Buildings	1,140,202,066	1,105,301,646
Plant and equipment	263,904,315	283,515,760
Information technology equipment	35,050,925	34,466,282
Fixed installations and accessories	384,866,834	390,329,953
Motor vehicles	1,240,566	1,823,082
Leasehold improvements	228,105,461	195,341,364
Other property, plant and equipment	63,887,927	51,868,425

Total	3,097,699,599	3,132,992,859

Property, plant and equipment categories, gross	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	213,797,201	276,478,922
Land	766,644,304	793,867,425
Buildings	1,394,,362,824	1,376,961,068
Plant and equipment	601,211,450	605,919,123
Information technology equipment	143,638,933	136,272,153
Fixed installations and accessories	717,023,650	699,506,352
Motor vehicles	6,643,565	6,821,956
Leasehold improvements	270,490,191	232,715,802
Other property, plant and equipment	115,997,459	77,351,933

Total	4,229,809,577	4,205,894,734

	As of
Accumulated depreciation and impairment of property, plant and equipment	September 30, 2013	December 31, 2012
	ThCh$	ThCh$
Buildings	(254,160,758)	(271,659,422)
Plant and equipment	(337,307,135)	(322,403,363)
Information technology equipment	(108,588,008)	(101,805,871)
Fixed installations and accessories	(332,156,816)	(309,176,399)
Motor vehicles	(5,402,999)	(4,998,874)
Leasehold improvements	(42,384,730)	(37,374,438)
Other property, plant and equipment	(52,109,532)	(25,483,508)

Total	(1,132,109,978)	(1,072,901,875)

10.2 The following table shows the technical useful lives of assets.

Useful life for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

Note 11—Investment properties

11.1 The roll-forward of investment properties at September 30, 2013 and December 31, 2012 is the following:

	As of
Roll-forward of investment properties, net, fair value method	September 31, 201	December 31, 2012
	ThCh$	ThCh$
Investment properties, net, initial value	1,471,343,789	1,310,143,075
Increase due to reappraisal with impact to income	35,335,334	98,633,366
Additions, Investment Properties, Fair Value Method	18,746,468	95,302,864
Transfer to (from) inventory, investment properties, fair value method	286,281	23,495,425
Transfer to (from) owner-occupied property, investment property, cost model	—	2,494,832
Retirement, investment properties, Fair Value Method	(5,138)	(3,502,154)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(31,735,527)	(55,223,619)
Other Increase (decrease), cost model	51,410	—

Changes in Investment Properties, Fair Value Method, Total	22,678,828	161,200,714

Investment Properties, Fair Value Method, Final Balance	1,494,022,617	1,471,343,789

11.2 Income and expense from investment properties

	As of September 31,
	2013	2012
	ThCh$	ThCh$
Roll-fordward of investment properties, net fair value method
Revenue from investment property leases	141,438,563	115,169,677
Direct expense of operation of investment properties which generate lease revenue	45,317,342	23,422,440
Direct expense of operation of investment properties which do not generate lease revenue	—	—

11.3	As of September 31, 2013, investment properties are not encumbered.

11.4	As of September 31, 2013, there are commitments to acquire investment properties by ThCh$ 34,590,039. (ThCh$ 22,923,474 as of December 31, 2012).

11.5	There are no restrictions on ownership of assets.

11.6	Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At September 31, 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used. At the end of the period the Shopping Mall is in operation and the offices and hotel are under construction

Note 12—Other financial liabilities, current and non-current

The composition of this item as of September 30, 2013 and December 31, 2012 is as follows:

12.1 Types of interest-bearing (accruing) loans

	Balance as of 09/30/2013		Balance as of 12/31/2012
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	342,744,816	199,388,110	949,732,482	202,980,107
Bond debt (2)	21,019,439	1,629,586,359	17,006,381	1,612,018,377
Other loans—leases	5.035,637	21,340,190	5,453,350	25,683,325
Other Financial liabilities (CCS resultasdos)			—	—
Other Financial liabilities (hedge derivstives)	—	—	—	—
Time deposits (3)			—	—
Term savings accounts	520,655		—	—
Letters of credit		9,596,994	—	10,209,850
Deposits and other demand deposits			—	—
Debt purchase Bretas		38,165,160	—	41,189,467
Debt purchase Prezunic	21,788,917	7,044,652	20,236,478	30,718,200
Debt purchase Mercantile rodriguez		1,971,268	—	—
Debt purchase Johnson	7,295,282		7,216,210	—
Other Financial liabilities—other	13,034,137		29,115,523	—

Totals Loans	411,438,883	1,907,092,733	1,028,760,666	1,923,399,236

Financial liabilities at fair value through profit or loss	Balance as of 09/30/2013		Balance as of 12/31/2012
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities (Non-hedging derivatives)			7,624,595	—

Other financial liabilities (Hedging derivatives) (5)	3,732,271	799,799	2,245,262	9,574,581
Other financial liabilities option

Total financial liabilities (4)	3,732,271	799,799	9,869,857	9,574,581

Total	415,171,154	1,907,892,532	1,038,630,281	1,932,373,907

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 2.082 persons, 25 institutional and companies 13. The average maturity of these deposit are 239 days as of september 30, 2013.
(5)	Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS

12.2 Restrictions.

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

•	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

•	A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the mot recent four consecutive fiscal quarters prior to each report date of less than 5.25 to 1;

•	Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

•	Minimum consolidated assets of at least UF50.5 million; and

•	Minimum consolidated net worth of at least UF28.0 million.

As of September 30, 2013 and December 31, 2012 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Description of transaction and recognition in accounting

On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Bookrunner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA by US$2,500 million (ThCh$1,199,900,000). On December     , 2012, March 13 2013 and March 19, 2013 the Company repaid US$1,000 million, US$1,000 million and US$500 millon respectively.

On December 6, 2012 the Company issued a bond pursuant to Rule 144A under the Securities Act by US$1,200 million (ThCh$575,952,000)

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of September 30, 2013 and December 31, 2012 is as follows:

	Current		Non-current
	As of		As of
Accruals and provision	09/30/2013	12/31/2012	09/30/2013	12/31/2012
	ThCh$	ThCh$	ThCh$	ThCh$
Legal provision	21,256,507	21,211,165	91,635,125	87,514,712
Onerous contracts provision	3,311,679	1,552,887	17,763,071	23,806,326

Total	24,568,186	22,764,052	109,398,196	111,321,038

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	108,725,877	25,359,213	134,085,090
Movements in Provisions:
Additional provisions	13,702,044	—	13,702,044
Increase (decrease) in existing provisions	8,143,138	(4,284,464)	3,858,674
Acquisitions through business combinations	—	—	—
Provision used during the year	(9,679,580)	—	(9,679,580)
Reversal of used provision	(1,437,810)	—	(1,437,810)
Increase (decrease) in foreign exchange rate	(6,378,509)		(6,378,509)
Other Increase (decrease)	(183,527)		(183,527)

Changes in provisions, total	4,165,756	(4,284,464)	(118,708)

Total provision, final balance as of September 30, 2013	112,891,633	21,074,749	133,966,382

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	27,680,349	—	27,680,349
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations (See note 13)	19,005,526	—	19,005,526
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	38,250,957	(3,918,789)	34,332,168

Total provision, final balance as of december 31, 2012	108,725,877	25,359,213	134,085,090

From the month of September 2013 it starts the return of fees charged to customers affected, duly adjusted, using the provision made in an amount up to M $ 17,333,418 at September 30, 2013.

This current legal provision was made for an amount to M $ 22,408,663 relating to the lawsuit filed in December 2006 by the National Consumer Service against the company Cencosud Administradora de Tarjetas SA , The non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013.

The amount has been recognized in the Statements of Integral Income by function as of September 30, 2013, under the line “Other expenses by function”.

Note 14—Equity

14.1 Paid-in capital

As of September 30, 2013, the authorized, subscribed and paid-in capital amounts to ThCh$2,321,380,936.

14.2 Subscribed and paid shares

At the extraordinary shareholders meeting held on September 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On September 1, 2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs), the rest of the 210,507,000 shares were issued in the local market in Chile.

As of September 30, 2013, 321,620,748 shares were subscribed and paid, and an amount of ThCh$769,569,174 was recorded as capital increase and ThCh$49,292,092 as recognized as under price (paid–in surplus).

As of September 30, 2013, the Company’s capital is represented by 2,828,723,963 hares without par value. As of September 30, 2013, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 shares will expire on April 29, 2017 and 33,298,771 shares will expire on november 20, 2017.

14.3 Dividends

For the nine-months period ended September 30th, 2013, the Company recognized a provision for dividends amounting to ThCh$ 13,015,060 (ThCh$57,749,049 as December 31,2012) in accordance with the Company’s dividend policy and Chilean Law.

At the ordinary shareholders meeting on April 26, 2013, shareholders approved the payment of a dividend with charge to year 2012 of Ch$20.59906 per share, or an aggregate amount of ThCh$58,269,234 payable on May 15, 2013.

14.4 Changes in ownership interest

The increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

On September 29, 2012, the Company filed an official notice of an essential event, or “Hecho Esencial,” with the SVS, pursuant to Article 9 and second paragraph of Article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the acquisition by the Company of 38.6062% of the capital stock (the “Shares”) of Jumbo Retail Argentina S.A., a company incorporated under the laws of Argentina, from UBS A.G. London Branch, for an amount of US$483,583,333.00.

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 15.1, 15.2 and 15.3.

	For the month period ended September 30,
Expenses by nature of income by function	01/01/2013 30/09/2013	01/01/2012 30/09/2012
	ThCh$	ThCh$
Cost of sales	5,298,920,421	4,641,686,719
Distribution cost	17,279,076	14,544,158
Administrative expenses	1,596,029,774	1,337,397,061
Other expenses by function	116,724,467	97,883,096

Total	7,028,953,738	6,091,511,034

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the month period ended September 30,
Expenses by nature	01/01/2013 30/09/2013	01/01/2012 30/09/2012
	ThCh$	ThCh$
Cost of goods sold	5,189,628,881	4,545,205,413
Other cost of sales	109,291,540	96,481,306
Personnel expenses	981,378,046	841,515,320
Depreciation and amortization	145,856,694	102,944,487
Distribution cost	17,279,076	14,544,158
Other expenses by function(*)	116,724,467	97,883,096
Utilities and other store related expenses	85,629,805	73,879,990
Cleaning	50,701,239	37,784,306
Safety and security	46,135,237	38,952,110
Maintenance	57,388,001	47,365,277
Professional fees	57,281,561	50,229,159
Bags for Customers	23,817,592	22,063,625
Credit card commission	58,318,124	56,812,272
Lease	123,111,207	112,439,110
Expenses discontinued operations	(57,589,514)	(56,959,959)
Other	24,001,782	10,371,364

Total	7,028,953,738	6,091,511,034

(*)	Includes ThCh 20,000,000 of litigation provisioning

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the month period ended September 30,
Personnel expenses	01/01/2013 30/09/2013	01/01/2012 30/09/2012
	ThCh$	ThCh$
Salaries	774,969,011	670,665,507
Short-term employee benefits	184,298,984	153,370,344
Termination benefits	22,110,051	17,479,469

Total	981,378,046	841,515,320

15.3 Other (losses) gains

	For the month period ended September 30,
	01/01/2013 30/09/2013	01/01/2012 30/09/2012
	ThCh$	ThCh$
UBS Call Option	—	(16,258,777)
Derivatives Fair value	12,184,107	1,158,599
Insurance Recoveries	2,203,829	—
Sale of property	—	2,129,064
Other Net Gains and Losses	(4,086,065)	4,664,010

Total	10,301,871	(8,307,104)

15.4 Other operating income

	For the nine month period ended September 30,
	01/01/2013 30/09/2013	01/01/2012 30/09/2012
	ThCh$	ThCh$
Sell carton & wraps	2,308,230	2,259,628
Recovery of fees	846,551	724,594
Increase from revaluation of investment properties	35,335,334	57,967,426
Other income	5,711,795	975,170

Total	44,201,910	61,926,818

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the nine month period ended September 30,
Financial results	2013	2012
	ThCh$	ThCh$
Financial income	4,290,301	6,784,883

Bank loan expenses	(73,815,061)	(51,726,056)
Bond debt expenses	(64,775,365)	(42,277,543)
Interest on bank loans	(10,035,809)	(8,469,114)
Valuation of financial derivatives, instruments	(13,898,793)	(15,444,007)

Financial expenses	(162,525,028)	(117,916,720)
Results from UF indexed bonds in Chile	(7,073,539)	(8,358,436)
Results from UF indexed Brazil	(4.602,591)	(7,677,079)
Results from UF indexed other	(64,665)	(233,366)

(Losses) gains from indexation	(11,740,795)	(16,268,875)
Financial debt IFC-ABN Argentina	(3,393,977)	(6,042,009)
Bond debt USA and Peru	(17,483,676)	4,880,521
Financial debt Peru	(3,580,702)	453,548
Financial assets and Financial debt—Colombia	102,686

Exchange difference	(24,355,669)	(707,940)

Financial results total	(194,331,191)	(128,108,652)

Note 16—Information by segment

The Company reports the information by segment according to IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement Stores, Department Stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by management in the control and decision-making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final retail consumers.

The remaining minor activities, including primarly travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other.”

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine-month periods ended September 30, 2013 and 2012, is as follows:

Regional information, by segment

Consolidated statement of income for the nine month period ended September 30, 2013	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	5,601,961,730	141,438,563	842,063,063	654,877,387	221,870,542	(182,548,083)	7,279,663,202
Cost of sales	(4,225,436,240)	(15,411,401)	(571,573,759)	(475,105,286)	(63,712,660)	52,318,925	(5,298,920,421)

Gross margin	1,376,525,490	126,027,162	270,489,304	179,772,101	158,157,882	(130,229,158)	1,980,742,781

Other income	8,245,442	35,352,474	185,853	190,315	14,755	213,071	44,201,910
Marketing costs	—	—	—	—	—	—	—
Management expenses, sales and other	(1,210,708,537)	(29,906,666)	(225,093,709)	(174,266,379)	(96,609,098)	6,551,072	(1,730,033,317)
Financial expenses and income, net	—	—	—	—	—	(158,234,727)	(158,234,727)
Participation in profit or loss of equity method associates	143,815	3,835,714	—	—	—	—	3,979,529
Exchange differences	—	—	—	—	—	(24,355,669)	(24,355,669)
Adjustment results by unit	—	—	—	—	—	(11,740,795)	(11,740,795)
Other earnings, net	—	—	—	1,029,785	—	9,272,086	10,301,871
Income tax	—	—	—	—	—	(62,232,992)	(62,232,992)
Earnings (loss) from discontinued operations	—	—	—	—	—	19,682,218	19,682,218

Gains (losses)	174,206,210	135,308,684	45,581,448	6,725,822	61,563,539	(351,074,894)	72,310,809

Earnings (loss) from continuing operations	174,206,210	135,308,684	45,581,448	6,725,822	61,563,539	370,757,112	52,628,591
Earnings (loss) from discontinued operations	—	—	—	—	—	19,682,218	19,682,218
Profit attributable to minority shareholders	—	—	—	—	—	(467,054)	(467,054)

Profit attributable to controlling shareholders	174,206,210	135,308,684	45,581,448	6,725,822	61,563,539	(351,541,948)	71,843,755

Depreciation and amortization	103,603,411	1,778,014	14,521,294	18,305,590	2,980,530	4,667,855	145,856,694

Consolidated statement of income for the nine month period ended September 30, 2013	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
For the nine month period ended September 30, 2012
Revenues from ordinary activities	4,851,854,243	115,169,677	774,898,250	598,589,304	216,031,415	(192,310,919)	6,364,231,970
Cost of sales	(3,651,474,896)	(16,692,902)	(526,231,296)	(438,398,934)	(81,002,914)	72,114,223	(4,641,686,719)

Gross margin	1,200,379,347	98,476,775	248,666,954	160,190,370	135,028,501	(120,196,696)	1,722,545,251

Other income	3,985,658	57,627,852	152,625	53,631	99,189	7,863	61,926,818
Management expenses, sales and other	(1,001,575,996)	(19,749,478)	(199,647,038)	(157,948,024)	78,995,503	8,091,724	(1,449,824,315)
Financial expenses and income, net	—	—	—	—	—	(111,131,837)	(111,131,837)
Participation in profit or loss of equity method associates	91,558	3,396,647	—	—	(1,310)	—	3,486,895
Exchange differences	—	—	—	—	—	707,940	707,940
Adjustment results by unit	—	—	—	—	—	(16,268,875)	(16,268,875)
Other earnings, net	—	.	—	—	—	(8,307,104)	(8,307,104)
Income tax	—	—	—	—	—	(68,589,164)	(68,589,164)
Earnings (loss) from discontinued operations	—	—	—	—	—	27,360,641	27,360,641

Earnings (loss)	202,880,567	139,751,796	49,172,541	2,295,977	56,130,877	(289,741,388)	160,490,370

Earnings (loss) from continuing operations	202,880,567	139,751,796	49,172,541	2,295,977	56,130,877	(317,102,029)	133,129,729
Earnings (loss) from discontinued operations	—	—	—	—	—	27,360,641	27,360,641
Profit attributable to minority shareholders	—	—	—	—	—	(3,408,107)	(3,408,107)

Profit attributable to controlling shareholders	202,880,567	139,751,796	49,172,541	2,295,977	56,130,877	(293,149,495)	157,082,263

Depreciation and amortization	62,451,762	1,773,292	13,044,555	19,298,419	2,456,002	3,920,457	102,944,487

According to Note 19 results have been reclassified to discontinued operations are presented as an adjustment in the segment support services, financing, Adjustments and Other.

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

16.3 Gross margin by country and segment

Gross margin by country and segment

For the nine month period ended September 30, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,610,270,819	80,747,499	326,243,755	647,214,857	161,213,080	(152,927,007)	2,672,763,003
Cost of sales	(1,218,503,945)	(4,162,217)	(238,228,813)	(468,740,315)	(46,030,215)	42,150,183	(1,933,515,,322)

Gross margin	391,766,874	76,585,282,	88,014,942	178,474,542	115,182,865	(110,776,824)	739,247,681

Argentina
Ordinary income, total	1,301,171,545	49,465,585	482,920,732	—	33,020,878	(31,635,303)	1,834,943,437
Cost of sales	(911,660,013)	(10,452,340)	(308,582,655)	—	(7,653,777)	10,759,482)	(1,227,589,303)

Gross margin	389,511,532	39,013,245	174,338,077	—	25,367,101	(20,875,821)	607,354,134

Brazil
Ordinary income, total	1,483,496,956	—	—	—	3,193,132	—	1,486,690,088
Cost of sales	(1,146,058,922)	—	—	—	—	—	(1,146,058,922)

Gross margin	337,438,034	—	—	—	3,193,132	—	340,631,166

Peru
Ordinary income, total	541,704,825	5,281,173	—	7,662,530	16,109,500	2,014,227	572,772,255
Cost of sales	(411,958,796)	(526,321)	—	(6,364,971)	(10,028,,668)	(590,741)	(429,469,497)

Gross margin	129,746,029	4,754,852	—	1,297,559	6,080,832	1,423,486	143,302,758

Colombia
Ordinary income, total	665,317,587	5,944,306	32,898,576	—	8,333,950	—	712,494,419
Cost of sales	(537,254,564)	(270,523)	(24,762,290)	—		—	(562,287,377)

Gross margin	128,063,023	5,763,783	8,136,286	—	8,333,950	—	150,207,042

For the nine month period ended September 30, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,479,026,599	62,842,597	289,619,287	598,598,304	173,058,868	(170,360,295)	2,432,776,360
Cost of sales	(1,127,078,790)	(4,354,863)	(212,179,557)	(438,398,934)	(66,388,811)	66,010,515	(1,782,390,440)

Gross margin	351,947,809	58,487,734	77,439,730	160,190,370	106,670,057	(104,349,780)	650,385,920

Argentina
Ordinary income, total	1,291,182,198	47,367,996	453,267,603	—	31,138,591	(23,401,878)	1,799,554,510
Cost of sales	(909,829,850)	(11,593,350)	(290,403,887)	—	(7,744,045)	6,206,716	(1,213,364,416)

Gross margin	381,352,348	35,774,646	162,863,716	—	23,394,546	(17,195,162)	586,190,094

Brazil
Ordinary income, total	1,566,029,860	—	—	—	2,901,756	—	1,568,931,616
Cost of sales	(1,223,580,043)	—	—	—	—	—	(1,223,580,043)

Gross margin	342,449,817	—	—	—	2,901,756	—	345,351,573

Peru
Ordinary income, total	515,615,586	4,959,084	—	—	8,932,200	1,451,254	530,958,124
Cost of sales	(390,986,213)	(744,689)	—	—	(6,870,058)	(103,008)	(398,703,968)

Gross margin	124,629,373	4,214,395	—	—	2,062,142	1,348,246	132,254,156

Colombia
Ordinary income, total	—	—	32,011,360	—	—	—	32,011,360
Cost of sales	—	—	(23,647,852)	—	—	—	(23,647,852)

Gross margin	—	—	8,363,508	—	—	—	8,363,508

16.4 Regional information by segment: Non-current assets and current assets

Regional information by segment

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At September 31, 2013
Other financial assets, non-current	—	—	—	—	—	38,123,241	38,123,241
Other non-financial assets, non-current	—	—	—	—	—	38,881,766	38,881,766
Trade receivables and other receivables, non-current	13,223,033	—	—	—	11,388,287	1,386,182	25,997,402
Equity method investments	1,019,144	42,989,331	—	—	—	—	44,008,475
Intangible assets other than goodwill	125,983,415	—	—	136,427,526	—	84,339,986	346,750,927
Goodwill	—	—	—	—	—	1,663,844,788	1,663,844,788
Property, plant and equipment	2,318,846,647	124,362,457	343,627,155	261,219,394	6,703,078	42,940,868	3,097,699,599
Investment property	—	1,494,022,617	—	—	—	—	1,494,022,617
Income tax assets, non current	—	—	—	—	—	19,036,941	19,036,941
Deferred income tax assets	—	—	—	—	—	271,182,851	271,182,851

Total non-current assets	2,459,072,239	1,661,374,405	342,627,155	397,646,920	18,091,265	2,159,736,623	7,039,548,607

At December 31, 2012
Other financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Other non-financial assets, non-current	—	—	—	—	—	38,279,332	38,279,332
Trade receivables and other receivables, non-current	12,035,470	—	—	—	11,936,653	1,951,509	25,923,632
Equity method investments	925,203	41,335,198	—	—	—	—	42,260,401
Intangible assets other than goodwill	139,164,365	—	—	136,427,526	—	62,394,106	337,985,997
Goodwill	—	—	—	—	—	1,721,554,631	1,721,554,631
Property, plant and equipment	2,274,765,539	171,683,777	360,605,164	270,923,216	5,435,770	49,579,393	3,132,992,859
Investment property	—	1,471,343,789	—	—	—	—	1,471,343,789
Income tax asset non current	—	—	—	—	—	3,949,333	3,949,333
Deferred income tax assets	—	—	—	—	—	239,244,568	239,244,568

Total non-current assets	2,426,890,577	1,684,362,764	360,605,164	407,350,742	17,372,423	2,157,960,096	7,054,541,766

Regional information by segment

Regional information by segment Current assets and liabilities at September 30, 2013	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivables and other receivables	352,770,483	26,002,271	52,564,505	24,169,913	5,680,989	4,969,388	466,157,549
current inventory	613,692,571	—	220,892,974	176,998,428	—	—	1,011,583,973
Trade accounts payable and other payables	1,126,989,322	42,523,659	225,744,195	166,831,438	16,360,406	12,260,352	1,590,709,372

Regional information by segment Current assets and liabilities at December 31, 2012	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivables and other receivables	360,330,493	33,329,057	66,128,123	28,921,744	8,904,819	272,846	497,887,082
current inventory	574,237,287	—	195,433,976	141,171,004	—	—	910,842,267
Trade accounts payable and other payables	1,313,367,472	57,574,132	228,748,697	230,855,777	12,456,861	13,818,625	1,856,821,564

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At September 30, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,549,120,677	1099,202,786	1,393,207,706	914,031,793	1,606,292,661	9,561,855,623
Total liabilities	3,429,028,674	695,687,278	581,031,294	357,031,169	373,790,349	5,436,568,764

Long lived assets by country

16.6 Cash Flow by Segment

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,708,713,988	9,722,414,778
Total liabilities	4,184,663,160	704,020,139	664,303,965	355,619,741	401,596,029	6,310,203,034

Long lived assets by country

At September 30, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,383,962	6,118,311	—	1,372,213	7,280	38,881,766
Trade receivables and other receivables	(1,753,721)	14,617,109	13,134,014	—	—	25,997,402
Equity Method investments	42,989,331	197,330	—	821,814	—	44,008,475
Intangible assets other than goodwill	160,779,807	10,590,056	71,877,103	96,886,489	6,617,472	346,750,927
Goodwill	246,271,650	4,129,832	565,474,376	240103,044	607,865,886	1,663,844,788
Property Plant and Equipment	1,238,567,905	404,237,166	391,046,240	315,823,907	748,024,381	3,097,699,599
Investment Property	1,132,871,780	208,568,875	—	121,858,857	30,723,105	1,494,022,617
Income tax assets, non current	10,903,564	755,371	—	—	7,378,006	19,036,941

Long lived assets—Total	2,862,014,278	649,214,050	1,041,531,733	776,866,324	1,400,616,130	6,730,242,515

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,813,506	6,458,266	—	—	7,560	38,279,832
Trade receivables and other receivables	13,998,026	—	9,894,674	2,040,932	—	25,923,632
Equity Method investments	41,335,198	207,360	—	717,843	—	42,260,401
Intangible assets other than goodwill	157,434,117	2,710,169	68,122,032	101,138,070	8,581,609	337,985,997
Goodwill	246,271,648	4,543,137	586,438,275	249,078,613	635,222,058	1,721,554,631
Property Plant and Equipment	1,237,077,867	461,852,383	327,480,746	311,768,451	794,813,412	3,132,992,859
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non current	2,496,008	749,322	—	—	704,003	3,949,333

Long lived assets—Total	2,806,799,438	709,727,244	991,935,727	794,664,794	1,471,162,771	6,774,289,974

Regional information by segment Consolidated Segment Flows at September 30, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	70,463,695	57,310,124	(9,383,105)	49,888,214	(6,047,540)	(78.680291)	82,571,087
Net cash flows from (used in) investing activities	(175,230,148)	(47,254,920)	(17,199,823)	(9,509,777)	(13,915,594)	43,467,140	(219,643,122)
Net cash flows from (used in) financing activities	11,501,758	(14,129,158)	17,396,442	(55,694,835)	15,291,170	35,399,675	9,765,052

Regional information by segment Consolidated Segment Flows at September 30, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	109,418,992	101,776,923	20,064,620	16,242,473	25,292,860	(19,517,808)	253,278,000
Net cash flows from (used in) investing activities	(579,238,646)	(140,256,263)	(25,044,653)	(34,521,259)	(9,668,630)	3,595,315	(785,234,136)
Net cash flows from (used in) financing activities	410,987,744	43,067,376	6,400,134	20,457,107	(16,651,319)	17,310,095	481,571,137

16.7 Regional Information, including intersegments is as follows:

	For the nine month period ended September 30, 2013
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	5,601,961,730	—	5,601,961,730
Shopping	223,144,528	81,705,965	141,438,563
Home Improvement	850,083,953	8,020,890	842,063,063
Department stores	654,877,387	—	654,877,387
Financial Services	221,870,542	—	221,870,542
from discontinued operations	(198,987,203)	—	(198,987,203)
Others	15,539,120	—	15,539,120

Total	7,369,390,057	89,726,855	7,279,663,202

	For the month period ended September 30, 2012
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	4,851,854,243	—	4,851,854,243
Shopping	179,641,892	64,472,215	115,169,677
Home Improvement	780,917,839	6,019,589	774,898,250
Department stores	598,589,304	—	598,589,304
Financial Services	216,031,415	—	216,031,415
Others	(204,197,459)	—	(204,197,459)
Others	11,886,540		11,886,540

TOTAL	6,434,723,774	70,491,804	6,364,231,970

Note 17—Restrictions, contingencies, legal proceedings and other matters

•	The subsidiary Cencosud S.A. (Argentina) guaranteed deposits received from concessionaires with rights over real state. The pledged assets are mortgaged real estate assets as of September 30, 2013 and as of December 31, 2012 of ThCh$3,386,635 and ThCh$3,622,226, respectively.

•	On April 15, 2013, the subsidiary “Cencosud SA Administradora de Tarjetas” has started a mediation process with the National Consumer Service in order to analyze the collection of the monthly management commission made by the company to cardholders whose cards have been blocked to normal use by Cencosud.

Such mediation is in force, and the fundamentals that will generate an agreement are examined by the parties, based on the regulations and contracts. As of September 30, 2013, no liability was recorded by Cencosud for this contingent consideration

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly owned subsidiary GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe in Brazil, which is awaiting an initial court ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by a separate decision issued through a public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, and the absence of sufficient information.

•	A class action suit was also filed against the indirectly owned subsidiary G Barbosa Comercial (Brazil) filed by “The Retail and Service Establishment Employees Union, Paulo Afonso and the Region,” based on the alleged violation of a clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 1:00 pm. The request for payment of fines to the union has been confirmed in the first and second instance rulings and is awaiting decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

Note 18—Stock options

At September 30, 2013, the Company has delivered a new compensation plan for executives based on options Cencosud SA and subsidiaries. The details of the agreements are described below:

Agreement	Stock options granted to key executives
Nature of the agreement	Incentive of permanence—Stock options 2014
Date issued	1/9/2013
Shares granted	22,640,254 shares
Exercise price	Ch$2,600
Fair value at grant date	Ch$2,071
Expected term (in years)	0,9;1.9;2.9 y 3.9
Condition to stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the employment contract and until the grant date of shares, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

Payment	Cash
Data entry options pricing model used for stock options granted during the period weighted average price of shares used Fair value at grant date	Ch$2,071
Exercise price	Ch$2,600
Expected volatility	23.4%
Expected term (in years)	0,9;1.9;2.9 y 3.9
Risk free interest	5.0%
Expected dividends	1%
Anticipated % of executives leaving the plan (granted date)	10%
Fair value of the instrument at grant date	Ch$157,49

At December 31, 2012 the Company has the following incentive plan for executives, which during the month of April 2013 were exercised on rights-based compensation plan for executives options Cencosud SA and maintaining the company’s subsidiaries. The details of the plans are described below

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the agreement	Incentive plan of permanence—Stock	Incentive plan of performance—Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$1,750	Ch$1,750
Fair value at grant date	Ch$1,766.8	Ch$1,766.8
Expected term (in years)	3.3	3.3
Condition to stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the employment contract and until the grant date of shares, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

		The grant of these shares is subject to the condition precedent that EBITDA for the year ended December 31, 2012 (defined as the consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes, excluding the variation of adjustment unit and change by revaluation of investment properties) increases 100% or more based on EBITDA for the year ended December 31, 2009 (equivalent to ThCh$ 403,210,000). EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the employment contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The board has approved a change to the performance incentive plan, as described below.

Payment	Cash	Cash
Data entry options pricing model used for stock options granted during the period weighted average price of shares used	Ch$1,766.8	Ch$1,766.8
Exercise price	Ch$1,750	Ch$1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3	3.3
Risk free interest	4.7%	4.7%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$331.87	Ch$331.87

	Numbers of shares
Stock options granted to key executives	September 30, 2013	December 31, 2012
1) Outstanding as of the beginning of the period	18,443,792	22,717,830
2) Granted during the period	26,374,148	303,250
3) Forfeited during the period	(480,284)	(4,577,288)
4) Exercised during the period	(21,931,802)	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	22,405,854	18,443,792
7) Vested and expected to vest at the end of the period	22,405,854	18,443,792
8) Eligible for exercise at the end of the period	375	250

Stock options-Impact on Statement of Income by fucntion for the nine-month periods ended September 30, 2012 and 2013:

	2013	2012
	ThCh$	ThCh$
Impact on the Statement of Income by function	3,039,696	1,723,172

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Non-current assets held for sale

“On June 17, 2013 Itaú Unibanco Holding SA and Cencosud SA, signed a Memorandum of Understanding (hereinafter “MOU”) to jointly develop retail finance business in Chile and in Argentina (hereinafter jurisdictions). The MoU provides for an exclusivity period of ninety days, renewable for an equal period, to the negotiation of definitive agreements. On September 24, 2013, the Company has informed that pursuant to the originally agreed, the parties have decided to extend the exclusivity period, for a period of 90 days from September 23.

For these reasons, this transaction from the financial statements at September 30, 2013, has opted to apply IFRS 5 “Non-current assets classified as held for sale”, exposing financial retail operations, both from Chile and Argentina; separately in the financial statements.The Company’s non-current assets classified as held for sale societies or groups of assets belonging to the business of retail financial .It is estimated that the sale will be within the next twelve months.

a)	The following is the items of assets and liabilities held for sale at September 30, 2013 and December 31, 2012:

Current assets	As of September 30, 2013	As of September 30, 2012
Cash and cash equivalents	432,698	2,034,208
Other financial assets, current	457,143	82,739
Trade receivables and other receivables	513,109,888	562,259,705
Receivables from related entities, current(1)	(10,380,403)	(65,114,057)
Current tax assets	192,275	397,737

Total current assets	503,811,601	499,660,332

Non-current assets	As of September 30, 2013	As of September 30, 2012
Other non-financial assets, non-current	500	500
Trade receivable and other receivables, non-current	124,723,711	116,382,529
Intangible assets other than goodwill	207,150,320	206,912,951
Property, plant and equipment	2,196,529	2,752,551
Non-current tax assente	1,157,130	876,201
Deferred income tax assets	17,975,221	22,486253

Total non-current assets	353,203,411	349,410,985

Total assets	857,015,012	849,071,317

(1)	Corresponds to the addition Balance Accounts Receivable Related entities that arise due to the application of IFRS 5 to not consolidate the financial retail business. These bills originate in the commercial operation of the business of credit

Current liabilities	As of September 30, 2013	As of September 30, 2012
Other financial liabilities, current	256,899,421	140,501,335
Trade payables and other payables	40,856,274	47,277,732
Provisions and other liabilities	5,301,476	183,527
Current income tax liabilities	665,907	946,882
Current provision for employee benefits	2,290,855	2,533,659

Total current assets	306,013,933	191,443,135

Non-current liabilities	As of September 30, 2013	As of September 30, 2012
Other financial liabilities,	357,628,070	427,126,632
Deferred income tax liabilities	189,181	259,171

Total non-current liabilities	357,817,251	259,171

Total liabilities	663,831,184	618,828,938

b)	The following is the opening of the income and expenses from discontinued operations in the income statement for the periods ended September 30, 2013 and September 30, 2012

Statement of integral income	As of September 30, 2013	As of September 30, 2012
Revenues from ordinary activities	198,087,203	204,197,459
Cost of sales	(55,967,334)	(74,132,856)

Gross margin	142,119,869	130,064,603

Other income by function	14,755	—
Administrative expenses	(57,589,514)	(56,959,959)
Other expenses by function	(28,541,917)	(13,896,999)
Other gain (losses), net	(5,934)

Total current assets	55,997,259	59,207,645

Financial income	116,265	—
Financial expenses	(27,902,841)	(28,400,132)
Exchange differences	(2,444,810)	4,588,430
(losses) from indexation	(342,601)	(411,801)

Profit before tax	25,423,272	34,984,142

Income tax charge	(5,741,054)	(7,623,501)

gain (losses), from discontinued operations	19,682,218	27,360,641

c) Below is a breakdown of the cash flow statement separately according to their origin, for the periods ended September 30, 2013 and September 30, 2012

Cash flows from (used in) operating activities	As of September 30, 2013	As of September 30, 2012
Cash flows from (used in) operating activities	44,510,844	58,244,513
Cash flows from (used in) investment activities	82,252	(950,661)
Cash flows from (used in) financing activities	(46,194,607)	(52,029,233)

d)	We present a pro forma consolidated income statement of the company, explaining the impact of the application of IFRS 5 in the intermediate state of consolidated comprehensive income according to September 30, 2013:

Statement of integral income	Proforma deconsolidation retail finance business 30-09-2013	Retail finance business held for sale 30-09-2013	Statement of Integral Income 30-09-2013
Revenues from ordinary activities	7,279,663,202	198,087,203	7,477,750,405
Cost of sales	(5,298,920,42)	(55,967,334)	(5,354,887,755)

Gross margin	1,980,742,781	130,064,603	2,122,862,650

Other income by function	44,201,910	14,755	44,216,665
Distribution cost	(17,279,076)	—	(17,279,076)
Administrative expenses	(1,596,029,774)	(57,589,514)	(1,653,619,288)
Other expenses by function	(116,724,467)	(28,541,917)	(145,266,384)
Other gain (losses), net	10,301,871	(5,934)	10,295,937

Total current assets	305,213,245	55,987,259	361,210,504

Financial income	4,290,301	116,265	4,406,566
Financial expenses	(162,525,028)	(27,902,841)	(190,427,869)
Participation in profit or loss of equity method associates	3,979,529	—	3,979,529
Exchange differences	(24,355,669)	(2,444,810)	(26,800,479)
(Losses) from indexation	(11,740,795)	(342,601)	(12,083,396)

Profit before tax	114,861,583	25,423,272	140,284,855

Income tax charge	(62,232,992)	(5,741,054)	(67,974,046)

gain (losses), from discontinued operations	52,628,591	19,682,218	72,310,809

Note 20—Subsequent events

Issuance of Shares:

Between the date of issuance of these consolidated financial statements and the date at which the consolidated financial statements were available to be issued, there are no events that may significantly affect the consolidated financial statements.